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                 November 12, 2021

       Jeffrey Doctoroff
       General Counsel
       MultiPlan Corp
       115 Fifth Avenue
       New York, New York 10003

                                                        Re: MultiPlan Corp
                                                            Registration
Statement on Form S-3
                                                            Filed on November
4, 2021
                                                            File No. 333-260783

       Dear Mr. Doctoroff:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Janice Adeloye at 202-551-3034 or Erin Jaskot 202-551-3442 at with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Trade & Services
       cc:                                              William Brentani